Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-03	January 11, 2012

International Tower Hill Mines Appoints Jonathan Berg
To Board of Directors

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces the addition of Jonathan A. Berg to its Board of Directors, effective January 10, 2012. The appointment of Mr. Berg increases the number of directors on the ITH board from eight to nine.

Mr. Berg has over 36 years of experience in finance and investments. Currently, he is a member of the board of directors, chairman of the compensation committee and member of the audit committee at Scorpio Mining Corporation. Previously, Mr. Berg was a member of the board of directors and non-executive chairman at Colombia Goldfields from March 2007 to October 2009 when Colombia merged into Medoro Resources. From 2005 to 2010, he was the vice-president, finance, of PeriCor Therapeutics Inc. where he was responsible for various medical support and business activities of the company. Formerly, Mr. Berg was president, chief information officer and founder of Berg Capital Corp., a registered investment adviser based in New York, where he was involved with the start-up of several companies; acted as a consultant on finance and corporate structure; and assisted in the financing of early-stage companies in the fields of energy, technology, health care and consumer electronics. Prior to Berg Capital, he held positions as vice-president/portfolio manager with Oppenheimer Capital Corp. and Standard & Poor's InterCapital. He holds a Bachelors of Science from the University of California at Berkeley and an MBA from the Wharton School of Finance at the University of Pennsylvania.

"On behalf of my fellow directors, I am pleased to welcome Jonathan to the ITH Board," stated James Komadina, Chief Executive Officer of ITH. "His extensive experience in finance and corporate structure will be an asset to the board as we advance the Livengood project through permitting and development into a major new gold mine in North America.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into an operating mine while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
	E-mail:	szhou@ithmines.com
	Phone:	1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

International Tower Hill Mines Ltd.	- 2 -	January 11, 2012
NR12-03 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the discovery and exploitation of any placer deposits in the vicinity of the Livengood deposit, the potential for a production decision to be made in respect of the Livengood Project and/or any placer deposits in the vicinity of the Livengood Deposit, the potential for any production at the Livengood project and/or any placer deposits in the vicinity of the Livengood Project, and business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.